RECD S.E.C.
AUG 3 0 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052711

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 22)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

PROCESSED
SEP 0 4 2002
THOMSON
FINANCIAL

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On August 30, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Twenty-Second Supplementary Bidder's Statement with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

TWENTY SECOND SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002, 30 July 2002, 31 July 2002, 2 August 2002, 6 August 2002, 7 August 2002, 8 August 2002, 16 August 2002, 19 August 2002 and 28 August 2002 ("**Previous Supplementary Bidder's Statements**"). This Twenty Second Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to Placer Dome Inc. reducing its gold hedge position by 20%.

Dated: 30 August 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 30 August 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 30 August 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME REDUCING GOLD HEDGE POSITION BY 20%

(all amounts in $US)

THURSDAY, AUGUST 29, 2002

Vancouver, Canada— Placer Dome Inc. announced today that it is reducing the level of its committed ounces by 20% from the 8.5 million ounces of gold reported as at June 30, 2002.

The recent volatility in the gold price has afforded Placer Dome the opportunity to reduce its call commitments for the years 2003 and 2004 at an anticipated net cost of about $2/oz, or approximately $2 million. By December 31, 2002 Placer Dome expects its committed ounces to total 6.8 million at an expected realized gold price in excess of $400/oz. This level of committed ounces would represent less than 40% of Placer Dome's average expected production over the next five years, or 15% of currently published reserves. For 2003, Placer Dome expects to have in excess of 90% of its production uncommitted.

According to Placer Dome Executive Vice-President and CFO Rex McLennan: "Through our pro-active management we will continue to maintain the most effective forward sales program in the industry. We are positive in our outlook for gold and reducing our committed ounces will increase the already significant upside for our shareholders."

Placer Dome's forward sales program contributed $54 million to earnings in the first half of 2002 and as of June 30, 2002 had a positive mark-to-market value of $223 million.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

Subsequent to the expected reduction in committed ounces, Placer Dome's pro forma consolidated gold sales program is expected to consist of the following as of September 30, 2002:

	2002	2003	2004	2005	2006	2007	2008+	Total from 2003
Gold (000's ounces):								
Fixed forward contracts								
Amount	163	570	445	697	498	230	400	2840
Average price (I) ($/oz.)	408	423	410	352	336	352	364	374
Fixed interest floating lease rate contracts								
Amount	-	-	110	148	317	517	2234	3326
Average price (I) ($/oz.)	-	-	350	483	427	443	482	466
Call options sold and cap agreements (ii)								
Amount	375	0	240	230	180	100	200	950
Average price ($/oz.)	329	0	330	365	359	367	394	361
Call options purchased (iii)								
Amount	108	395	-	-	-	-	-	395
Average price ($/oz.)	439	460	-	-	-	-	-	460
Total committed								
Amount	430	175	795	1075	995	847	2834	6721
Put options purchased (ii)								
Amount	212	635	240	-	-	-	-	875
Average price ($/oz.)	290	301	300	-	-	-	-	299
Put options sold								
Amount	370	835	395	80	80	-	-	1,390
Average price	270	270	266	250	250	-	-	267

(i) Forward sales contracts include:

a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options, representing approximately 9% of 2003 production, can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument has the same economic substance as a purchased put option. However, the separate instruments may involve more than one, and different, counterparties.

-end-

For further information:

In North America: Brenda Radies (604) 661-1911

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

August 30, 2002